Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 3, 2025

DAGMAR DOLBY	**MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999**
By: * _____ 　　Dagmar Dolby	By: * _____ 　　Name: Dagmar Dolby 　　Title: Trustee
THOMAS E. DOLBY	**DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999**
By: * _____ 　　Thomas E. Dolby	By: * _____ 　　Name: Dagmar Dolby 　　Title: Trustee
DAVID E. DOLBY	**RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002**
By: * _____ 　　David E. Dolby	By: * _____ 　　Name: Dagmar Dolby 　　Title: Trustee
DAGMAR DOLBY 2016 TRUST B DATED MARCH 23, 2016	**RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002**
By: * _____ 　　Name: Dagmar Dolby 　　Title: Trustee	By: * _____ 　　Name: Dagmar Dolby 　　Title: Trustee
DOLBY HOLDINGS II LLC	**DOLBY HOLDINGS III LLC**
By: * _____ 　　Name: Dagmar Dolby 　　Title: Manager	By: * _____ 　　Name: Dagmar Dolby 　　Title: Manager

*By: /s/ Patrick McCabe _____
　　Patrick McCabe, on behalf of Shartsis Friese
　　LLP, as Attorney-in-Fact